Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

SSA Terminals, LLC
Fiscal Years Ended January 31, 2020, January 25, 2019, and

January 26, 2018

With Report of Independent Auditors

SSA Terminals, LLC

Consolidated Financial Statements

Fiscal Years Ended January 31, 2020, January 25, 2019, and January 26, 2018

Report of Independent Auditors

The Members

SSA Terminals, LLC

We have audited the accompanying consolidated financial statements of SSA Terminals, LLC (the Company), which comprise the consolidated balance sheets as of January 31, 2020 and January 25, 2019, and the related consolidated statements of operations, comprehensive income, changes in members’ equity, and cash flows for each of the three years in the period ended January 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SSA Terminals, LLC at January 31, 2020 and January 25, 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02, Leases

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases as a result of the adoption of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2016-02, Leases, effective January 26, 2019. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Seattle, Washington

April 6, 2020

SSA Terminals, LLC

Consolidated Balance Sheets

(in thousands)

	January 31,	January 25,
	2020	2019

Assets
Current assets:
Cash, cash equivalents and restricted cash	$85,662	$78,699
Short-term investments	—	31,400
Receivables, net	198,121	178,466
Insurance recoveries receivable	650	500
Prepaid lease, net	—	18,941
Prepaid expenses and other assets	7,515	6,231

Total current assets	291,948	314,237

Property and equipment, net	160,563	138,923
Lease right-of-use assets	1,111,755	—
Other assets	1,139	14,617

Total assets	$1,565,405	$467,777

Liabilities and members’ equity
Current liabilities:
Accounts payable and accrued liabilities	$54,930	$60,036
Current portion of lease obligations	134,446	—
Current portion of long-term debt	4,380	—
Due to SSA Marine, Inc.	2,871	3,365
Claims and other	1,680	2,080
Postretirement benefits	220	240

Total current liabilities	198,527	65,721

Claims and other	3,614	2,325
Postretirement benefits	11,910	10,719
Long-term debt	109,065	101,545
Lease obligations	1,031,656	—
Other long-term liabilities	616	41,258
Derivative instruments	2,559	1,157
Commitments and contingencies (Note 13)
Members’ equity:
Equity and retained earnings	204,218	251,152
Accumulated other comprehensive loss	(8,013)	(5,532)
Noncontrolling interests	11,253	(568)

Total members’ equity	207,458	245,052

Total liabilities and members’ equity	$1,565,405	$467,777

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Operations

(in thousands)

	Years Ended
	January 31,	January 25,	January 26,
	2020	2019	2018

Stevedoring revenues	$1,117,687	$1,084,901	$947,925

Cost of revenues	(1,033,970)	(959,706)	(840,431)
General and administrative expenses	(20,801)	(18,504)	(12,701)

Operating income	62,916	106,691	94,793

Other income and expense:
Joint venture earnings	—	—	2,099
Interest expense	(7,758)	(2,750)	(401)
Other income, net	3,634	1,390	656

Net income	58,792	105,331	97,147

Net income attributable to noncontrolling interests	(1,808)	(4,628)	(5,494)

Net income attributable to SSA Terminals, LLC	$56,984	$100,703	$91,653

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Comprehensive Income

(in thousands)

	Years Ended
	January 31,	January 25,	January 26,
	2020	2019	2018

Net income attributable to SSA Terminals, LLC	$56,984	$100,703	$91,653
Other comprehensive income (loss):
Change in unrecognized portion of postretirement obligations, net	(632)	220	(2,602)
Change in fair value of cash flow hedges, net	(1,849)	(1,223)	—

Total comprehensive income attributable to SSA Terminals, LLC	$54,503	$99,700	$89,051

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Changes in Members’ Equity

(in thousands)

	Controlling Members’ Equity
	Accumulated
	Other	Equity and	Controlling	Equity by Member
	Comprehensive	Retained	Members’	SSA	Matson	Noncontrolling	Total
	Loss	Earnings	Equity	Ventures, Inc.	Ventures, Inc.	Interests	Equity

Members’ equity at January 27, 2017	$(1,927)	$228,796	$226,869	$142,994	$83,875	$(7,384)	$219,485
Net income attributable to noncontrolling interests	—	—	—	—	—	5,494	5,494
Comprehensive income:
Net income attributable to SSA Terminals, LLC	—	91,653	91,653	59,574	32,079	—	91,653
Unrecognized portion of pension and other retirement obligations	(2,602)	—	(2,602)	(1,691)	(911)	—	(2,602)
Members’ distributions	—	(50,000)	(50,000)	(32,500)	(17,500)	—	(50,000)

Members’ equity at January 26, 2018	(4,529)	270,449	265,920	168,377	97,543	(1,890)	264,030
Net income attributable to noncontrolling interests	—	—	—	—	—	4,628	4,628
Comprehensive income:
Net income attributable to SSA Terminals, LLC	—	100,703	100,703	65,457	35,246	—	100,703
Change in other comprehensive income	(1,003)	—	(1,003)	(652)	(351)	(306)	(1,309)
Members’ distributions	—	(120,000)	(120,000)	(78,000)	(42,000)	(3,000)	(123,000)

Members’ equity at January 25, 2019	(5,532)	251,152	245,620	155,182	90,438	(568)	245,052
Net income attributable to noncontrolling interests	—	—	—	—	—	1,808	1,808
Comprehensive income:
Net income attributable to SSA Terminals, LLC	—	56,984	56,984	37,040	19,944	—	56,984
Change in other comprehensive income	(2,481)	—	(2,481)	(1,613)	(868)	(462)	(2,943)
Adoption effect of Accounting Standards Update No. 2016-02 (Note 2)	—	(15,798)	(15,798)	(10,268)	(5,530)	(2,065)	(17,863)
Members’ contributions	—	—	—	—	—	25,000	25,000
Retained interest in subsidiary formation	—	6,300	6,300	4,095	2,205	(6,300)	—
Members’ distributions	—	(94,420)	(94,420)	(61,373)	(33,047)	(6,160)	(100,580)

Members’ equity at January 31, 2020	$(8,013)	$204,218	$196,205	$123,063	$73,142	$11,253	$207,458

See accompanying notes.

SSA Terminals, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended
	January 31,	January 25,	January 26,
	2020	2019	2018

Operating activities
Net income	$58,792	$105,331	$97,147

Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	27,734	26,417	22,196
Amortization of debt issuance fees	666	272	—
Provision for doubtful accounts	194	—	(1,501)
Noncash lease expense	13,072	2,611	423
Amortization of construction obligations	(1,535)	—	—
Joint venture earnings	—	—	(2,099)
Gain on disposal of property and equipment	(290)	—	(99)
Changes in operating assets and liabilities:
Receivables	(19,849)	(48,298)	(22,807)
Insurance recoveries receivable	(313)	(117)	2,365
Prepaid expenses and other assets	(1,399)	1,570	(2,244)
Other assets	11,974	—	(238)
Accounts payable and accrued liabilities	(5,292)	12,009	747
Claims and other	889	1,530	(1,539)
Postretirement benefits	539	689	368
Derivative instrument	1,401	1,157	—
Other liabilities	(1,317)	(785)	89

Net cash provided by operating activities	85,266	102,386	92,808

Investing activities
Sales (purchases) of short-term investments	31,400	(31,400)	—
Purchases of property and equipment	(50,055)	(43,981)	(28,959)
Proceeds from disposal of property and equipment	582	—	497
Proceeds from sale of investment in joint venture	—	2,500	—

Net cash used in investing activities	(18,073)	(72,881)	(28,462)

SSA Terminals, LLC

Consolidated Statements of Cash Flows (continued)

(in thousands)

	Years Ended
	January 31, 2020	January 25, 2019	January 26, 2018

Financing activities
Advance from (to) SSA Marine, Inc., net	(494)	(2,195)	5,546
Proceeds from long-term debt	—	100,000	—
Payments of debt issuance fees	(1,266)	(3,106)	—
Construction obligation receipts	4,610	17,854	—
Proceeds from revolving credit facility	12,500	—	—
Payments on other financing	—	(498)	(500)
Contributions by noncontrolling interests	25,000	—	—
Members’ distributions	(94,420)	(120,000)	(50,000)
Distributions to noncontrolling interests	(6,160)	(3,000)	—

Net cash used in financing activities	(60,230)	(10,945)	(44,954)

Net increase in cash, cash equivalents and restricted cash	6,963	18,560	19,392
Cash, cash equivalents and restricted cash, beginning of year	78,699	60,139	40,747

Cash, cash equivalents and restricted cash, end of year	$85,662	$78,699	$60,139

Supplemental disclosure of cash flow information
Interest paid	$7,051	$1,881	$310

Noncash investing activities and operating activities
Net change in property and equipment purchases in accounts payable and accrued liabilities	$1,077	$(498)	$1,454
Non-cash distributions from joint ventures (Note 2)	$—	$—	$33,582

See accompanying notes.

SSA Terminals, LLC

Notes to Consolidated Financial Statements

Fiscal Years Ended January 31, 2020, January 25, 2019, and January 26, 2018

(in thousands)

1.      Operations

SSA Terminals, LLC and its subsidiaries (collectively, the Company) is a limited liability company owned by SSA Ventures, Inc. (SVI), a wholly owned subsidiary of SSA Marine, Inc. (SSA), and Matson Ventures, Inc. (MVI), a wholly owned subsidiary of Matson Navigation Company, Inc. (Matson).

The Company provides container stevedoring and terminal services in the states of California and Washington. Substantially all of the Company’s direct labor is subject to collective bargaining agreements.

The Company’s operations are governed by a limited liability company agreement (the Agreement), which provides for, among other matters, ownership percentages, and allocation of profits, losses, and distributions among the members based on ownership percentages. SVI’s and MVI’s ownership interests in the Company are 65% and 35%, respectively. Under the terms of the Agreement, the members are not liable for obligations of the Company and have no obligation to make contributions to the Company in excess of their respective commitment.

The Company has an administrative service agreement and a vessel planning agreement (the Admin and Vessel Planning Agreements, respectively) with a wholly owned subsidiary of SSA for administrative, computer, and vessel planning services, which are charged to the Company based on the number of containers loaded and unloaded from vessels. Due to the significance of the agreements described above, the Company’s reported consolidated financial position, results of operations, and cash flows may be different than if it operated on a stand-alone basis.

Effective August 28, 2007, the Company signed a limited liability company agreement with COSCO Shipping Terminals (USA) LLC (CST) to create SSA Terminals (Seattle), LLC (SSATS) and operate a terminal in Seattle, Washington. The Company has a two-thirds ownership interest in SSATS with the remaining one-third owned by CST.

Effective January 30, 2009, the Company signed a limited liability company agreement with NYK Terminal (Oakland), Inc. (NYK) to create SSA Terminals (Oakland), LLC (SSATO) and operate a terminal in Oakland, California. The Company has an 80% ownership interest in SSATO with the remaining 20% owned by NYK.

Effective April 1, 2019, the Company signed a limited liability company agreement with Terminal Investment Limited Sarl (TIL) to create SSA Terminals (Seattle Terminals), LLC (SSATST) and operate a terminal in Seattle, Washington. The Company has an 75% ownership interest in SSATST with the remaining 25% owned by TIL.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.      Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The consolidated financial statements include the accounts of the Company, and its majority-owned subsidiaries, SSATS, SSATO, and SSATST. All intercompany transactions and balances were eliminated in consolidation.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Profits and losses of subsidiaries are allocated to the Company based on its ownership percentage in the underlying subsidiary. The Company records noncontrolling interests in its consolidated financial statements to recognize the earnings and losses of the consolidated subsidiaries allocated to minority members in the Company’s consolidated entities.

The Company reclassified $220,760 and $195,663 from General and administrative expenses into Cost of revenues on the consolidated statements of operations for the fiscal years ended 2019 and 2018, respectively, to conform with current year presentation. The Company also reclassified $17,854 from Noncash lease expense to Construction obligation receipts for the fiscal year ended 2019 on the consolidated statements of cash flows to conform with current year presentation.

Financial Reporting Period

The Company’s fiscal year ends on the last Friday in January. Fiscal year 2020 included 53 weeks and fiscal years 2019 and 2018 included 52 weeks.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of demand deposit bank accounts and money market funds with original maturities of three months or less. Certain balances may exceed federally insured limits or may not be federally insured.

Restricted cash equivalents consist of debt service reserve account (DSRA) deposits which represent the next six months of payments as required by the SSATO Credit Agreement (Note 11).

Cash, cash equivalents, and restricted cash equivalents are as follows:

	January 31, 2020	January 25, 2019

Cash and cash equivalents	$82,992	$76,085
Restricted cash equivalents	2,670	2,614

	$85,662	$78,699

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.      Summary of Significant Accounting Policies (continued)

Short-Term Investments

Short-term investments consist of time deposits with remaining maturities of less than one year.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount. An allowance for doubtful accounts is estimated based on factors such as the credit quality of customers, historical loss experience, and current economic conditions. Account balances are charged off against the allowance for doubtful accounts after all means of collection are exhausted and the potential for recovery is considered remote.

Property and Equipment

Property and equipment are stated at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of property and equipment are as follows:

Classification	Range of Life

Cranes	lesser of 15 years or remaining life of the crane
Buildings and leasehold improvements	lesser of 30 years or remaining life of the lease
Top picks / side picks	5 to 7 years
Equipment and other	3 to 12 years

Investment in Joint Venture

The Company accounted for its 50% investment in SSA Terminals (Long Beach), LLC (SSATLB) under the equity method, as it had the ability to exercise significant influence. Under this method, the investment was initially recorded at cost and was adjusted to recognize the Company’s post-acquisition share of earnings or losses, less distributions.

During fiscal year 2018, the members of SSATLB unanimously approved a plan of dissolution for SSATLB with an effective date of April 28, 2017.  Under the plan of dissolution, the members of SSATLB delegated authority to the Company to satisfy the liabilities of SSATLB, distribute its remaining assets, and dissolve the corporate entity. The final distributions of $2,500 occurred during fiscal year 2019.

Derivative Instruments

The Company uses interest rate swap agreements to manage the variability of cash flows of certain borrowing obligations due to exposure to fluctuations in interest rates. These derivative instruments have been designated as cash flow hedges to qualify for hedge accounting. The Company documents its risk management strategy and hedge effectiveness at the inception of, and during the term of, each hedge. When it is determined that a derivative ceases to be highly effective, the Company discontinues hedge accounting.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.      Summary of Significant Accounting Policies (continued)

In addition, the Company is exposed to credit loss in the event of nonperformance by the counterparty to the derivative financial instruments. The Company attempts to limit this exposure by entering into agreements directly with major financial institutions that meet the Company’s credit standards and that are expected to fully satisfy their obligations under the contracts, and by monitoring the Company’s credit exposure to each counterparty in light of its current credit quality.

Each of the agreements permits the net settlement of amounts owed in the event of default and certain termination events. The Company has elected to not offset derivative asset and liability positions in the balance sheet with the same counterparty under the same agreement.  Derivatives are recorded at fair value on the consolidated balance sheet. For cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income, and is subsequently reclassified into earnings in the period which the hedged transaction affects earnings. The earnings impact is reported in interest expense to match the underlying transaction.

Other Assets

Other assets includes deferred charges which consist of payments of $6,125 made to a customer during fiscal year 2014, which were recorded at cost and are amortized as a reduction to revenue on a straight-line basis over the life of the customer contract. During each of fiscal years 2020, 2019, and 2018, $687 was recognized as a reduction to revenue. As of January 31, 2020 and January 25, 2019, respectively, $1,660 and $2,347 remains unamortized, of which $687 is current in each year. Other assets also includes refundable security deposits and insurance recoveries receivables of $166 as of January 31, 2020, and includes refundable security deposits, deferred rent, and insurance recoveries receivables of $12,957 as of January 25, 2019.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, such as property and equipment and finite-lived intangible assets, for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable when compared to the estimated undiscounted future cash flows associated with the asset. An impairment loss is recognized for the amount by which the carrying amount of an asset exceeds its fair value. No impairment was recognized during fiscal years 2020, 2019, or 2018.

Property Damage and General Liability

Claim reserves for property damage and general liability represent management’s best estimate of the ultimate liability, including estimable legal fees that have not been incurred, for all asserted and unasserted losses incurred through year end. The property damage and general liability reserves are estimated using individual case-basis valuations. Although variability is inherent in such estimates, management believes that the reserves for property damage and general liability are adequate. The estimates are continually reviewed and adjusted as claims develop or new information becomes known; such adjustments are included in current operations. Anticipated recoveries from insurance

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.      Summary of Significant Accounting Policies (continued)

coverage are classified in the accompanying consolidated balance sheets as insurance recoveries receivable.

Debt Issuance Fees

Certain debt issuance fees are capitalized in connection with the issuance of new debt instruments or the amendment of existing debt instruments. Capitalized debt issuance fees are recorded as a reduction to the carrying value of the debt and are recognized over the life of the related debt instrument using the effective interest method of amortization.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company has money market funds included in cash equivalents and classified within Level 1 of the fair value hierarchy.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of those amounts.

Derivative instruments are classified within Level 2 or Level 3 of the fair value hierarchy. The Company determines the fair value of its derivative contracts using quoted market prices to calculate the forward values and discounts such forward values to the present value. The discount rates used are based on quoted bank deposit or swap interest rates, resulting in classification within Level 2 of the fair value hierarchy. If a derivative contract is in a net liability position, the Company adjusts these discount rates, if required, by an estimate of the credit spread that would be applied by market participants purchasing these contracts from the Company’s counterparties. To estimate this credit spread, the Company uses significant assumptions and factors other than quoted market rates, which would result in the classification of its derivative liabilities within Level 3 of the fair value hierarchy. At year end, no derivative contracts were classified within Level 3 of the fair value hierarchy. In

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.      Summary of Significant Accounting Policies (continued)

addition, there were no transfers in or out of Level 3 of the fair value hierarchy during the current year.

Leases

The Company adopted the requirements of Accounting Standards Update (ASU) No. 2016-02, Leases. The Company has elected the package of optional practical expedients permitted under the transition guidance within the new standard. By adopting these practical expedients, the Company is not required to reassess the following lease characteristics: (1) whether an expired or existing contract contains a lease; (2) the lease classification for expired or existing leases; or (3) any initial direct costs for existing leases that were initially capitalized. Additionally, the Company elected the practical expedient to use hindsight in determining the lease term and in assessing impairment of right-of-use assets. The Company elected to use the modified retrospective method of transition for all leases that exist at the date of application, resulting in the addition of right-of-use (ROU) asset and liabilities, the reclassification of deferred rent to the ROU asset, and the removal of certain other lease assets to retained earnings as follows:

Increase (Decrease)

Prepaid lease, net	$(18,941)
Lease right-of-use assets	1,094,345
Lease obligations	1,112,335
Other long-term liabilities	(20,050)
Retained earnings	(17,863)

The Company determines whether an arrangement is a lease at the inception of the arrangement based upon the terms and conditions in the contract. A contract is determined to contain a lease if there is an identified asset and the Company determines that it has the right to control the asset. When the right to use an underlying asset is identified the Company recognizes an operating or finance ROU asset and lease liability in the consolidated balance sheets based upon the evaluation of terms. Leases with initial terms of 12 months or less are not recognized in the consolidated balance sheets, and the associated costs are recognized straight-line over the lease term. The Company currently does not have any leasing arrangements that are classified as finance-type leases.

The ROU assets and lease liabilities represent the present value of the Company’s right to use the underlying asset and lease obligation in the contract, respectively. The present value of the ROU assets and lease liabilities are calculated using the rate implicit in the lease, if readily determinable, or the Company’s incremental borrowing rate.

Lease expense for lease payments are recognized straight-line for operating leases over the lease terms. Lease payments based on asset performance or market rates greater than guaranteed minimums are expensed as incurred. The Company accounts for lease and non-lease components separately.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.      Summary of Significant Accounting Policies (continued)

Revenue From Contracts with Customers

The Company adopted the requirements of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) using the modified retrospective method. The new revenue standard establishes principles for recognizing revenue based on the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments. This adoption did not require a cumulative effect adjustment or have a significant impact on the Company’s consolidated financial statements.

The Company’s agreements identify each party’s rights regarding the goods and services to be transferred and payment terms. The Company accounts for these contracts with customers when both parties understand and have agreed to the terms of service, and the Company has determined that the contract has commercial substance and will collect substantially all the consideration to which it is owed. Customers are granted credit and payment is required in U.S. dollars usually thirty days after the date of invoice.

The Company provides stevedoring services to shipping lines and beneficial cargo owners. Stevedoring services include loading and unloading containers from ocean-going vessels and movement and storage of containers. The Company faces the risk that a customer could redirect vessels to another terminal depending on capacity and pricing.

These services are performance obligations as defined in Topic 606. The Company identifies a performance obligation as a distinct good or service, or series of distinct goods or services, that a customer can benefit from and is separately identifiable from other promises in a contract. Each distinct service is listed in the contract rate sheet for each customer, and the transaction price is allocated to these services based on the price in the rate sheet, which represents the cost of providing the service plus a reasonable margin.

The Company’s services are performed primarily in port terminals leased from local governments. For some services the transaction prices are determined by those local governments in the form of tariff rates. The Company considers itself a principal in these transactions as the Company controls the services before they are transferred to customers and is primarily responsible for fulfilling the promise to provide the service.

While the services the Company provides are distinct, customers typically bundle these services together when the Company performs a vessel call. Vessel calls involve the loading and unloading of a customer’s vessel of cargo, along with any additional port services. The Company considers a vessel call to be a series of services representing a single performance obligation satisfied over time. Vessel call revenue is recognized in the amount the Company has the right to invoice in accordance with Topic 606’s practical expedient for output methods. Due to the short-term nature of the Company’s contracts, the costs to obtain and fulfill the contracts occurs within a year and is therefore expensed rather than capitalized.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.      Summary of Significant Accounting Policies (continued)

Taxes

The Company is not a tax-paying entity for federal income tax purposes. Therefore, no federal income tax expense was recorded in the consolidated financial statements. The Company’s results of operations are reportable by the members in their respective federal income tax returns.

Income and losses for income tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial reporting. Members’ equity in the financial statements does not necessarily represent the tax basis of the members’ interest.

Comprehensive Income and Accumulated Other Comprehensive Loss

Comprehensive income consists of net income and other gains and losses affecting members’ equity that, under GAAP, are excluded from net income. Accumulated other comprehensive loss consists of the changes in the unrecognized portion of pensions and other postretirement obligations and fluctuation in the fair value of cash flow hedges held by the Company that hedge interest rate risk, net of related tax effects. The components of accumulated other comprehensive loss at January 31, 2020, and January 25, 2019, net of noncontrolling interests, are as follows:

	Balance at January 31, 2020	Net Activity	Balance at January 25, 2019

Unrecognized portion of pensions and other postretirement obligations	$(4,941)	$(632)	$(4,309)
Fair value of cash flow hedges	(3,072)	(1,849)	(1,223)

	$(8,013)	$(2,481)	$(5,532)

Accumulated other comprehensive loss includes $768 and $306 at January 31, 2020, and January 25, 2019, respectively, of amounts attributable to noncontrolling interests related to the change in fair value of cash flow hedges. Losses attributable to noncontrolling interests related to the change in fair value of cash flow hedges of $462 and $306 are included as components of comprehensive income for fiscal years 2020 and 2019, respectively. The unrecognized portion of pensions and other postretirement obligations includes prior service costs and net losses of $349 and $4,592, respectively. The estimated prior service cost and net loss that will be amortized from the unrecognized portion of pensions and other postretirement obligations into net periodic benefit cost over the next fiscal year are $27 and $236, respectively.

Subsequent Events

The Company has evaluated subsequent event transactions for potential recognition or disclosure in the consolidated financial statements through April 6, 2020, the day the consolidated financial statements were available to be issued.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

2.      Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

There were no additional accounting standards adopted by the Company during the current year that had a material impact on the Company’s financial condition, results of operations, or cash flows.

3.      Receivables, Net

Receivables, net, includes:

	January 31, 2020	January 25, 2019

Trade receivables – billed	$95,500	$105,670
Trade receivables – unbilled	6,161	9,060
Receivables from related parties (Note 7)	97,248	61,667
Other	53	2,723

	198,962	179,120
Allowance for doubtful accounts	(841)	(654)

	$198,121	$178,466

The Company’s four largest customers for fiscal year 2020 and three largest customers for fiscal years 2019 and 2018 accounted for 55%, 45%, and 35% of total revenues, respectively. The Company’s three largest customers accounted for 53% and 54% of total receivables at January 31, 2020, and January 25, 2019, respectively.

4.      Property and Equipment, Net

Property and equipment, net, includes:

	January 31, 2020	January 25, 2019

Cranes	$119,395	$119,221
Buildings and leasehold improvements	48,892	45,710
Top picks / side picks	65,437	64,376
Equipment and other	98,002	93,705
Construction-in-progress	44,474	11,882

	376,200	334,894
Less: accumulated depreciation	(215,637)	(195,971)

	$160,563	$138,923

Depreciation and amortization expense recognized on property and equipment amounted to $27,047, $25,730, and $21,509 for fiscal years 2020, 2019, and 2018, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

5.      Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities includes:

	January 31, 2020	January 25, 2019

Accounts payable	$21,615	$26,460
Accrued compensation and benefits	24,965	25,029
Accounts payable to related parties	6,963	7,095
Other accrued liabilities	1,387	1,452

	$54,930	$60,036

6.      Due To SSA

The Company has a noninterest-bearing balance with SSA for services rendered under the Admin and Vessel Planning Agreements and other reimbursable costs paid by each entity on the other’s behalf.

Fees from services rendered by SSA under the Admin and Vessel Planning agreements and included in cost of revenues were $29,635, $28,182, and $23,704 for fiscal years 2020, 2019, and 2018, respectively.

7.      Related-Party Transactions

The Company provides labor and services, as well as equipment, parts, and other reimbursable costs to related parties. Additionally, the Company is a member of PierPass LLC, a company that collects a traffic mitigation fee at the Los Angeles County terminals. The fee is earned based on revenue units moved by members, and the Company recognizes amounts collected as revenue when earned.

The Company’s revenue earned from the following related parties is as follows:

	Years Ended
	January 31, 2020	January 25, 2019	January 26, 2018

Member affiliates	$227,065	$218,990	$185,470
Affiliates of joint venture partners	209,813	160,982	86,158
Related joint ventures	18,445	13,661	36,024

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

7.      Related-Party Transactions (continued)

The Company’s receivables from the following related parties are:

	January 31, 2020	January 25, 2019

Member affiliates	$59,285	$45,008
Affiliates of joint venture partners	36,767	15,383
Related joint ventures	1,196	1,276

The Company purchased equipment from and sold equipment to related parties as follows:

	Years Ended
	January 31, 2020	January 25, 2019	January 26, 2018

Purchases from member affiliates	$5,654	$14,236	$11,326

Related parties provided other services that are included in either cost of revenue or general and administrative expenses as follows:

	Years Ended
	January 31, 2020	January 25, 2019	January 26, 2018

Member affiliates	$44,141	$42,364	$32,550
Affiliates of joint venture partners	2,456	2,645	2,718
Related joint ventures	256	283	455

8.      Workers’ Compensation Insurance

The Company’s United States Longshore and Harbor Workers’ Compensation Act insurance has been provided by a licensed and authorized insurance company, which is majority owned by two trusts and minority owned by two other shareholders. The two trusts have common beneficiaries as the ultimate parent of SVI. The minority interests in the insurance company are held by the same entities who own minority interests in the ultimate parent of SVI. Included in the cost of revenues are premium expenses of $28,099, $27,180, and $24,168 for fiscal years 2020, 2019, and 2018, respectively. Premiums payable included in accounts payable and accrued liabilities were $2,592 and $2,102 at January 31, 2020, and January 25, 2019, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

9.      Claims and Other

Claims and other includes the following:

	January 31, 2020	January 25, 2019

Personal property, property damage, and bodily injury	$4,794	$3,705
Legal and other reserves	500	700
	5,294	4,405
Less: current portion	(1,680)	(2,080)

	$3,614	$2,325

The Company maintains insurance coverage for all third-party bodily injury claims, third-party property damage, and personal property claims. For each claim recorded in excess of the respective deductible, a corresponding receivable is recorded for the portion that will be reimbursed through insurance coverage.

10.      Postretirement Benefits

Postretirement benefits include pension and other postretirement benefits as follows:

	January 31, 2020	January 25, 2019

Oakland defined benefit plan	$1,751	$1,525
The Program	6,550	5,847
Medigap	3,420	3,140
Other	409	447

	12,130	10,959
Current portion	(220)	(240)

	$11,910	$10,719

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

10.      Postretirement Benefits (continued)

Pension Plans

Pension expense for all plans the Company contributes to is as follows:

	Years Ended
	January 31, 2020	January 25, 2019	January 26, 2018

Multiemployer defined benefit plans	$95,000	$109,034	$96,081
Multiple-employer defined contribution plans	3,273	3,048	2,618
Oakland defined benefit plan	73	113	203

	$98,346	$112,195	$98,902

Multiemployer Defined Benefit Plans

The Company contributes to several multiemployer defined benefit plans for certain employees covered by collective bargaining agreements, the largest of which covers employees from the International Longshore and Warehouse Union (ILWU).

The Company’s participation in multiemployer defined benefit plans is outlined in the table below. The most recent Pension Protection Act zone status available for fiscal year 2020 is for the plans’ year ended 2018. The zone status is based on information that the Company received from the plans, and is certified by the plans’ actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded and do not require a financial improvement plan (FIP) or rehabilitation plan (RP). The Company provided more than 5% of total plan contributions for the plan years ended 2018, 2017, and 2016 for the ILWU-PMA Pension Plan and Automotive Industries Pension Plans, and the Automotive Machinists Pension Trust for the plan year ended 2018, as reported in each plan’s Forms 5500.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

10.      Postretirement Benefits (continued)

										Expiration
			Pension							Date of
		Pension	Protection Act						Surcharge	Collective-
		Plan	Zone Status (1)		FIP/RP	Employer Contributions			Imposed	Bargaining
Pension Plan	EIN	Number	2020	2019	Status	2020	2019	2018	(2)	Agreement

ILWU-PMA Pension Plan	94‑6068576	001	Green	Green	Not Applicable	$79,881	$96,066	$84,786	No	July 1, 2022
Automotive Machinists Pension Trust	91-6123687	001	Red	Red	Implemented	6,809	5,882	4,699	No	June 30, 2020
Automotive Industries Pension Plan (3)	94-1133245	001	Red	Red	Implemented	1,259	1,141	1,144	No	June 30, 2020
Automotive Industries Pension Plan (4)	94-1133245	001	Red	Red	Implemented	1,971	1,828	1,757	No	June 30, 2023
I.A.M. National Pension Fund (3)	51-6031295	002	Red	Green	Implemented	2,835	2,525	2,400	Yes	June 30, 2020
I.A.M. National Pension Fund (4)	51-6031295	002	Red	Green	Implemented	1,754	1,131	887	Yes	June 30, 2023

						$94,509	$108,573	$95,673

(1)	Pension Protection Act zone status based upon the pension plans’ most recently filed annual funding notice, which may differ from the Company’s fiscal year-end.
(2)	Under the Pension Protection Act, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan.
(3)	Members of the Automotive Machinists Pension Plan represented by the Southern California bargaining collective on behalf of IAM Local Lodge 1484.
(4)	Members of the Automotive Machinists Pension Plan represented by the Northern California bargaining collective on behalf of IAM Local Lodge 1414.

Based upon rules approved by the Pension Benefit Guaranty Corporation, the Company will not be subject to a withdrawal liability for the ILWU-PMA Pension Plan unless either during the five years following withdrawal the employer continues or resumes covered operations without an obligation to make contributions, or sells or transfers a substantial portion of its business or assets to a non-contributing member. The Company would not be subject to a withdrawal liability simply by ceasing operations.

During fiscal years 2020, 2019, and 2018, the Company made contributions to multiemployer defined benefit plans other than those listed above totaling $491, $461, and $408, respectively.

Multiple-Employer Defined Contribution Plans

The Company participates in two multiple-employer defined contribution plans covering substantially all nonunion employees. The Company’s contributions to the plans are determined in accordance with the plan document. During the year, the Company made contributions of $3,048 to these plans.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

10.      Postretirement Benefits (continued)

Oakland Defined Benefit Plan

The Company maintains a defined benefit pension plan for employees covered by a collective bargaining unit (hereafter referred to as “Oakland”). Benefits are based on years of service and on the employees’ highest average monthly compensation during any 60 consecutive months from the most recent 120 months. The Company annually accrues the normal costs of the pension plan plus the amortization of prior service costs over periods of up to 3 years. The Company funds the plan in accordance with provisions of the Internal Revenue Code.

The accumulated benefit obligation, fair value of plan assets, and funded status for each year is as follows:

	January 31, 2020	January 25, 2019

Accumulated pension benefit obligation	$(7,282)	$(6,642)
Fair value of plan assets	5,531	5,117

Funded status	$(1,751)	$(1,525)

Amounts recognized in the consolidated balance sheets consist of the following:

	January 31, 2020	January 25, 2019

Pension benefits liability	$(1,751)	$(1,525)
Unrecognized prior service cost	349	162
Unrecognized net loss	1,275	1,196

Cumulative employer contributions less than net periodic benefit cost	$(127)	$(167)

The net periodic benefit expense was $73, $112, and $203 for fiscal years 2020, 2019, and 2018, respectively.

Benefits paid and expenses were $306, $351, and $358 for fiscal years 2020, 2019, and 2018, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

10.      Postretirement Benefits (continued)

Changes in accumulated other comprehensive loss related to the Oakland plan include the following:

	Years Ended
	January 31, 2020	January 25, 2019	January 26, 2018

Prior service cost	$214	$—	$—
Net loss (gain) arising during period	86	312	(427)
Amortization of prior service cost	(27)	(27)	(28)
Amortization of loss	(6)	(21)	(69)

	$267	$264	$(524)

The weighted-average assumptions used to determine benefit obligations at year end are as follows:

	January 31, 2020	January 25, 2019

Discount rate	2.83%	4.01%
Rate of compensation increase	4.00%	4.00%

Weighted-average assumptions used to determine the net periodic benefit cost are as follows:

	Years Ended
	January 31, 2020	January 25, 2019	January 26, 2018

Discount rate	4.01%	3.72%	3.99%
Expected long-term return on plan assets	6.36%	5.81%	6.15%
Rate of compensation increase	4.00%	4.00%	4.00%

To develop its assumption for the expected long-term rate of return on plan assets, the Company considered the current level of expected returns on risk-free investments (primarily U.S. government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rates of return on assets assumption for the portfolio.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

10.      Postretirement Benefits (continued)

The Company has an investment policy for the pension plan assets that establishes target asset allocations. The asset allocation policy is reviewed annually and is developed based on the demographics of the plan participants together with the estimated actuarial obligations. The year-end asset allocation for the Company’s pension plan, which is consistent with the target allocation, is as follows:

	January 31, 2020	January 25, 2019

Cash equivalents	—%	4%
Mutual funds - fixed income	37%	37%
Mutual funds - U.S. equity	41%	30%
Mutual funds - non-U.S. equity	16%	23%
Mutual funds - real assets	6%	6%

Fixed income mutual funds consist of funds that invest in government and corporate fixed income instruments of varying maturities. U.S. equity mutual funds consist of various funds that invest in small, mid, and large cap companies. Non-U.S. equity mutual funds consist of funds that invest in equity securities that are designed to mirror a certain international large cap market index and emerging markets. Real asset mutual funds consist of funds that invest in commodity based instruments and real estate investment trusts. Mutual funds are based on quoted prices in active markets and are included within Level 1 of the fair value hierarchy.

The expected contributions to the pension plan in fiscal year 2021 are $0.

The expected benefit payments that reflect expected future service are as follows:

Fiscal Year
2021	$422
2022	416
2023	410
2024	403
2025	396
2026-2030	1,988

$4,035

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

10.      Postretirement Benefits (continued)

Other Postretirement Benefits

The Program

The Company maintains a postretirement health benefits program (the Program) for certain union retirees (including spouses), aged 55 or older, with 10 years or more of service. Through the Program, the Company pays the full cost of medical, prescription drug, and dental coverage. No assets have been segregated or restricted to provide these postretirement benefits. The Company funds the Program and expenses the premiums monthly after premiums have been determined.

The postretirement benefit balances for each year are as follows:

	January 31, 2020	January 25, 2019

Accumulated postretirement benefit obligation	$(6,550)	$(5,847)

Funded status	$(6,550)	$(5,847)

Postretirement benefits liability	$(6,550)	$(5,847)
Unrecognized net loss	3,317	2,952

Cumulative employer contributions less than net periodic benefit cost	$(3,233)	$(2,895)

The net periodic benefit expense was $490, $525, and $141 for fiscal years 2020, 2019, and 2018, respectively.

Each year, contributions equal to the benefits paid are made. Employer contributions were $152, $120, and $104 for fiscal years 2020, 2019, and 2018, respectively.

The net loss (gain) arising during the period was $542, $(275), and $3,126 for fiscal years 2020, 2019, and 2018, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

10.      Postretirement Benefits (continued)

The expected benefit payments that reflect expected future service and future contributions to be paid are as follows:

Fiscal Year
2021	$169
2022	174
2023	185
2024	195
2025	206
2026-2030	1,259

$2,188

The discount rates used in determining the actuarial present value of the projected benefit obligation at January 31, 2020, and January 25, 2019, were 2.97% and 4.13%, respectively. For measurement purposes, the Program assumed an annual increase rate per capita cost of covered health care benefits for the fiscal years ended January 31, 2020, and January 25, 2019, of 4.50% to 5.80% and 4.50% to 6.50%, respectively, depending on the benefit. The rate trend was assumed to decrease gradually to 4.50% through 2037 and remain at that level thereafter.

Medigap

The Company participates in a postretirement benefit plan (Medigap) sponsored by SSA’s parent. The plan provides postretirement healthcare benefits to substantially all non-union employees employed by the Company on January 1, 2005 and meeting certain eligibility requirements. The Company made a contribution of $56, $40, and $94 during fiscal years 2020, 2019, and 2018, respectively. During fiscal years 2020, 2019, and 2018, expenses related to the plan were allocated to the Company by the plan sponsor and recognized by the Company in the amounts of $346, $380, and $361, respectively. The cumulative expense allocated to the Company exceeds its cumulative contributions by $3,420 and is recorded as a liability in postretirement benefits. To protect against the uncertainty of future Medicare benefits and increases in the cost of medical care, the Program was amended to place a 5% annual cap on future increases in the cost of providing Medicare supplement insurance borne by the Company. The cap took effect beginning January 1, 2011.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.      Long-Term Debt

Long-term debt consists of the following:

	January 31, 2020	January 25, 2019

SSATO Credit Agreement	$100,000	$100,000
SSATST Revolving Credit Agreement	12,500	—
SSATS Credit Agreement	4,380	4,380

	116,880	104,380
Debt issuance fees, net	(3,435)	(2,835)

Net long-term financing	113,445	101,545

Current portion of long-term debt	(4,380)	—

	$109,065	$101,545

SSATO Credit Agreement

On September 18, 2018, SSATO signed a five-year credit agreement (SSATO Credit Agreement) with a syndicated bank group, which consisted of a $100,000 term loan and a secured revolving credit facility. Interest due under the SSATO Credit Agreement is based on a prime-based rate or LIBOR plus a margin of 2.25%, subject to a floor of zero; repayment of the term loan is due on September 18, 2023. Further, a certain percentage of SSATO’s calculated excess cash flow (as defined by the Credit Agreement) must be used to retire principal of the term loan on a quarterly basis in year five of the SSATO Credit Agreement. Principal payments are expected to be approximately $7,883 in 2022 with the remaining payments of $92,117 due in 2023.

Amortization of debt issuance fees during the year resulted in a charge of $603 to interest expense. The weighted-average effective interest rate for the Credit Agreement is 4.71%. During the year, SSATO paid interest of $4,584.

The obligations under the SSATO Credit Agreement are collateralized by a pledge of the capital stock of SSATO and certain assets. SSATO has met its obligation under the SSATO Credit Agreement to hedge a minimum of 75% of the outstanding principal balance of the term loan for four years. See Note 12 for a discussion of the related hedge activity. Debt covenants in the SSATO Credit Agreement require the maintenance of certain financial ratios and limit dividends until certain requirements are met. At year end, SSATO was in compliance with all covenants.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

11.      Long-Term Debt (continued)

SSATS Credit Agreement

During a prior year, the Company and CST funded $13,140 to SSATS based upon their ratable ownership percentage in the form of a loan, the due date of which has been extended to  December 31, 2020. The loan bears interest of 2.0% per annum and is payable upon maturity. On a consolidated basis, the loan and accrued interest from the Company is eliminated. Interest accrued was $617 and $528 as of January 31, 2020 and January 25, 2019 respectively.

Revolving Credit

The Company has three credit facilities that provide for revolving loans and letters of credit aggregating $175 million. All three facilities have variable interest rates based on the one-month LIBOR rate plus a specified margin. One credit facility was amended and restated in August 2018 to an aggregate capacity of $40,000 and expires in December 2023. At January 31, 2020, and January 25, 2019, there were $18,354 and $16,394 of outstanding letters of credit, respectively. The second credit facility for $30,000 expires in September 2023. At January 31, 2020, and January 25, 2019, there were $23,486 in outstanding letters of credit. A third credit facility was executed in November 2019 (SSATST Revolving Credit Agreement) for $105,000 and expires in November 2024. At January 31, 2020, there were$12,500 and $18,302 in outstanding borrowings and letters of credit respectively.  Each facility requires an annual commitment fee on the daily unused portions of the committed revolving credit facilities which range between 0.25% and 0.675%.

All three revolving loans and letters of credit are secured by certain accounts receivable and general intangibles and contain, among other matters, covenants limiting dividends to SSAT or the members of SSAT and require the maintenance of certain financial ratios. At year end, the Company was in compliance with all covenants.

12.      Derivative Instruments

The Company uses derivative instruments to manage interest rate risk on long-term debt and the economic impact of the variable interest rate exposure. SSATO has entered into interest rate swaps designated as cash flow hedges. The maximum length of time in which SSATO is hedging the exposure to the variability in future cash flows is three years.

The fair value of interest rate swap instruments (designated as hedges) are as follows:

January 31, 2020

Derivative instruments	$2,559
Loss in other comprehensive income	3,840

The cash flows from cash flow hedges are classified within the consolidated statements of operations in the same category as interest expense and totaled $638 for fiscal year 2020. The estimated accumulated other comprehensive loss associated with the swap that will be reclassified into interest expense in the following year is approximately $1,278.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

13.      Commitments and Contingencies

Lease Commitments

Lease commitments primarily include operating leases for container terminal facilities. The Company’s leases expire at various dates through 2049 and contain renewal options of up to 15 years.

Rental expense under the lease agreements is based upon rates provided by the ports. For certain terminal leases rental rates are adjusted when certain annual volume thresholds are exceeded within a 12-month period, subjected to negotiated minimums. The Company recognizes aggregate contracted minimum guaranteed volume as fixed lease costs.

The Company’s maturity analysis of the undiscounted cash flows relating to the operating lease liabilities for port terminals and improvements is as follows:

Fiscal Year
2021	$139,260
2022	141,505
2023	143,057
2024	141,067
2025	141,887
Thereafter	1,505,052

Total future undiscounted lease payments	2,211,828
Effect of the discount rate	(1,069,369)

Present value of the lease liabilities	1,142,459
Construction obligations	23,643

Total lease obligations	$1,166,102

Rental expense for all operating leases is summarized as follows:

	Years Ended
	January 31, 2020	January 25, 2019	January 26, 2018

Fixed lease costs	$153,441	$144,030	$129,720
Variable lease costs	44,259	38,480	30,023
Short-term lease costs	9,369	6,477	3,776
Rental taxes and surcharges	—	1,396	1,476

	$207,069	$190,383	$164,995

Rental taxes and surcharges are included in variable lease costs in fiscal year 2020. For fiscal years 2019 and 2018 fixed lease costs and variable lease costs were disclosed as minimum rentals and revenue and usage-based rentals, respectively.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

13.      Commitments and Contingencies (continued)

During fiscal year 2020 the Company paid $140,485 related to amounts originally recorded in lease obligations. The weighted-average remaining lease term totaled 16.4 years and the weighted average discount rate associated with operating leases was 8.65%.

The Company executed a terminal facility lease commencing on the later of March 15, 2021, or the substantial completion of certain development work, ending December 31, 2050, with two five year options to extend. Rent will be phased from approximately $24 to $150 per acre. Subsequent per acre rent increases are contingent upon changes to the consumer price index as determined by the lessor. The Company committed to install a minimum of four cranes by January 1, 2021, or completion of the development work, whichever is later. The Company will manage and bear construction risk over installation of the end-of-pipe stormwater treatment system to be completed in stages to 2023, including making payments subsequently reimbursed by lessors. Project costs related to the stormwater treatment system of $723 have been capitalized and a long-term liability of $608 has been recorded as a lease obligation.

Construction Obligations

During a prior year, the Company agreed to a Consent Decree which obligated the Company to install an end-of-pipe storm water treatment system at one of its facilities. These obligations were transferred to a subsidiary during fiscal year 2020. The project is to be completed in stages from 2016 until 2020, with the lessor sharing approximately 50% of the costs of installation. The remaining capital expenditures related to the storm water treatment system in total are anticipated to be approximately $14,481 and may be as much as $17,377.

During a prior year, a subsidiary’s terminal operations lease was amended to allow the Company to raise up to six port-owned cranes on the leased property. The lessor will reimburse the Company for the lesser of actual costs or $3,500 per crane.

The Company manages these projects and bears construction risk, including making payments subsequently reimbursed by the lessors. At January 31, 2020, $23,287 and $14,732 has been capitalized with respect to the storm water treatment system and crane raising projects, respectively. At January 31, 2020, a long-term liability of $10,491 and $12,544 equal to project costs funded by the lessor has been recorded related to the storm water treatment system and crane raising projects, respectively. Lease payments reduce the liability and result in the recording of interest expense over the life of the lease, calculated using an effective interest method.

Purchase Commitments

The Company’s estimated total purchase obligations and capital expenditure contractual commitments were $49,861 at January 31, 2020.

SSA Terminals, LLC

Notes to Consolidated Financial Statements (continued)

(in thousands)

13.      Commitments and Contingencies (continued)

Other

From time to time, the Company is subject to legal proceedings and claims during the ordinary course of business. Other than disclosed, the Company currently is not aware of any additional legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its financial condition, operating results, or cash flows.

14.      Subsequent Events

The Company continues to actively monitor the current international and domestic impacts of and responses to Coronavirus Disease 2019 (COVID-19) and its related risks, and continues to prepare accordingly. The continued spread of COVID-19 may adversely impact results of operations, cash flows or financial condition, however the Company is not able to predict the impact at this time.